April 15, 2019

Gerald Ellenburg
Chief Executive Officer
GolfSuites 1, Inc.
2738 Falkenburg Road South
Riverview, FL 33578

       Re: GolfSuites 1, Inc.
           Amendment Nos. 2, 3 and 4 to
           Offering Statement on Form 1-A
           Filed March 27 and April 8, 2019
           File No. 024-10938

Dear Mr. Ellenburg:

        We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A/A filed March 27, 2019

Forum Selection Provisions, page 51

1. We note your response to our prior comment 1. We also note the disclosure that Section 6 of your subscription agreement has an exclusive forum provision and that this exclusive forum provision does not apply to actions arising under the federal securities laws. Please also revise the subscription agreement to state that the exclusive forum provision does not apply to actions arising under the federal securities laws.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Gerald Ellenburg
GolfSuites 1, Inc.
April 15, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Patrick Kuhn at 202-551-3308 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or Anne Parker at 202-551-3611 with any other questions.



FirstName LastNameGerald Ellenburg                         Sincerely,
Comapany NameGolfSuites 1, Inc.
                                                           Division of
Corporation Finance
April 15, 2019 Page 2                                      Office of
Transportation and Leisure
FirstName LastName